EXPLANATORY NOTE

On October 1, 2018 Freedom Leaf, Inc. (the “Company”) timely filed its Form 12b-25 for the fiscal year ended June 30, 2018 with the SEC (Accession File No. 0001683168-18-002903). However, upon review of our filing, the document was inadvertently and erroneously filed as an incorrect EDGAR Form Type (NT 10-Q instead of NT 10-K). If the document had been filed with the correct EDGAR Form Type, the Company would have been timely in its filing of the 12b-25 on October 1, 2018. This Form 12b-25 is being filed as EDGAR Form Type NT 10-K to solely correct the mistake.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55687

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     June 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --  REGISTRANT INFORMATION

Freedom Leaf Inc.

Full Name of Registrant

Former Name if Applicable

3571 E. Sunset Road, Suite 420

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89120

City, State and Zip Code

PART II --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant did not obtain all necessary information, the accountants could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Clifford Perry	877	702 442-0411
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Freedom Leaf Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2018	By: /s/ Clifford J. Perry
Clifford J. Perry Chief Executive Officer & Director

3